[UPS LETTERHEAD]
July 10, 2006
VIA EDGAR
Cecilia D. Blye
Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5546

Re:	United Parcel Service, Inc. Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 14, 2006 File No. 1-15451
Dear Ms. Blye:
     We respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated June 30, 2006 regarding the filing listed above by United Parcel Service, Inc. (references used herein to the “Company” or “UPS” include any or all of United Parcel Service, Inc. and its subsidiaries). Our responses repeat the captions and comments contained in the Staff’s June 2006 letter, and we have numbered them to correspond to the comment numbers in the Staff’s letter. A copy of the Staff’s letter is attached to this letter for your reference.
     The Company appreciates the purpose of the Staff’s review process. Based on our review of the Staff’s letter, the Company believes this reply provides the information the Staff has requested. Our reporting philosophy and policy is to comply with the applicable disclosure requirements and have clear, accurate and meaningful filings. We respectfully request an opportunity to discuss this response letter further with the Staff if, after a review of this information, the Staff does not concur with our interpretation.
General
1.      It appears from your website that you have operations in Syria, a country identified as a state sponsor of terrorism by the State Department and subject to U.S. export controls. Your Form 10-K does not include any information regarding operations in Syria. Please describe your operations in, and any other contacts with, Syria, and discuss their materiality in light of Syria’s status as a state sponsor of terrorism. Please also discuss whether such operations or contacts constitute a material investment risk to your security holders. Your response should discuss your past, current, and anticipated operations in Syria, whether through contractors or other direct or indirect arrangements. Describe the services you offer in Syria, and any agreements or contacts with the Syrian government or entities affiliated with the Syrian government.
     UPS is a global package delivery company and provider of supply chain solutions, which include specialized transportation and logistics services.
     UPS’s package delivery business has global reach, and the Company has implemented appropriate controls, both in the United States and abroad, designed to ensure compliance with applicable laws and regulations. These controls do not allow package deliveries into Syria other than exports or re-exports of goods, software or technologies that are of foreign origin and have no point of transit within the United States. The Company has conducted permissible package delivery services in Syria through a contractor relationship with Thebe Company of Damascus, an independent third party.
     UPS also provides global freight services, and the Company also has implemented appropriate controls, both in the United States and abroad, designed to ensure compliance with applicable laws and regulations in this business. These controls do not allow processing of freight shipments into Syria other than exports or re-exports of goods, software or technologies that are of foreign origin and have no point of transit within the United States, and they do not allow processing of freight shipments from the United States to Syria that are not properly authorized or licensed by the United States government. The Company has conducted permissible freight services in Syria through a contractor relationship with Al Massri Cargo and Transport of Damascus, an independent third party.
     Taking the fiscal years 2004, 2005 and the first five months of 2006, revenues for all business activities related to Syria were approximately 0.00380%, 0.00322% and 0.00328%, respectively, of the consolidated revenue of the Company for each such period. Operating profit for all business activities related to Syria during 2004, 2005 and the first five months of 2006 was approximately 0.00355% of total UPS operating profit for those periods.
     The Company did not maintain any assets in Syria during this period, and we are not aware of agreements or contacts with the Syrian government or entities affiliated with the Syrian government. Furthermore, the Company confirms there are no material operational or compliance costs associated with any business activities related to Syria. And because these business activities are not material and because foreign subsidiaries must adhere to a strict policy of full compliance with U.S. law with regard to their activities in Syria, the Company does not believe the business activities and contacts related to Syria constitute a material investment risk for its security holders.
     The revenues and earnings from business activities related to Syria, individually and in the aggregate, are not a significant element of income or loss for the Company, and, therefore, these activities are not material to the Company. In compliance with SEC mandated disclosure rules and Generally Accepted Accounting Principles, the Company reports revenues and assets for all foreign countries, in total, in the notes to its audited consolidated financial statements in its public filings with the SEC.
2.      Your materiality analysis should address materiality in quantitative terms, including the dollar amounts of any associated revenues, revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that, conduct business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Syria.
     As stated in the Company’s response to comment 1 above, the Company does not believe the business activities conducted through independent contractors in Syria are material to the Company’s business. UPS is aware that, as indicated in the Staff’s letter, operations in Syria are subject to U.S. regulations that restrict certain conduct by U.S. persons or transactions involving U.S. goods, software or technology in or with Syria.
     UPS has a longstanding policy and culture of compliance, along with programs and procedures in place that are designed, maintained and periodically reviewed and updated to ensure compliance. These are expressly discussed in the UPS Code of Business Conduct and the UPS Policy Book. For example, the Policy Book states: “We manage our business in compliance with all applicable laws and regulations of the countries in which we operate, and in accordance with our company’s high standards of business conduct.” The Company requires employees to adhere to the letter and the spirit of these restrictions and prohibitions. This requirement again is expressed in the Code of Business Conduct: “All employees are expected to comply with the UPS Code of Business Conduct, which is essential to maintaining our reputation for honesty, quality, and integrity.”
     The Company acknowledges that, in responding to various disclosure items under SEC forms and rules, it is required to disclose information that a reasonable investor would think is material in light of the circumstances under which the disclosures are made (including the total mix of information). The Company believes its business activities related to Syria, even when aggregated, do not have a material impact on the Company’s reputation or share value. The Company’s belief is supported by quantitative factors, such as the fact that the Company’s total business revenue from Syria is not material, and qualitative factors, such as an expectation that its strict business policies concerning business activities related to Syria will not be viewed by the states mentioned in comment 2 as a negative qualitative factor.
     Furthermore, despite extensive disclosure of its foreign operations worldwide, UPS has never received a shareholder proposal for inclusion in its proxy statement regarding business operations in foreign countries that are identified as state sponsors of terrorism or subject to economic sanctions, and to its knowledge, the Company has had very few inquiries from investors about these operations. Even if shareholder activism were to include the Company, such action would not be expected to have a material impact on the Company’s operations or profitability. The Company appreciates the policy concerns expressed by the states mentioned in comment 2; however, the Company does not believe the securities laws necessitate revisions to its disclosure at this time.
     As referenced in the Staff’s letter, UPS acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. The Company acknowledges that Staff comments or changes made in response to Staff comments do not foreclose the SEC from taking any action regarding the filings. The Company also represents that Staff comments may not be asserted as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

     The Company believes it has responded appropriately to both of the Staff’s comments contained in the Staff’s letter dated June 30, 2006. Please do not hesitate to call Jeffrey Firestone, Vice President, Corporate Legal Department, at (404) 828-8431 if you have any further questions.

Sincerely yours,

United Parcel Service, Inc.

	By:	/s/ Jeffrey D. Firestone

Jeffrey D. Firestone Vice President Corporate Legal Department

Attachment

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-5546
            [SEC LOGO]

DIVISION OF CORPORATION FINANCE
June 30, 2006
Via U.S. Mail and Facsimile (404-828-6440)
Michael L. Eskew
Chairman and Chief Executive Officer
United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, Georgia 30328

Re:	United Parcel Service, Inc. Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 14, 2006 File No. 1-15451
Dear Mr. Eskew:
     We have limited our review of your Form 10-K for the fiscal year ended December 31, 2005 to disclosure relating to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.
     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1.	It appears from your website that you have operations in Syria, a country identified as a state sponsor of terrorism by the State Department and subject to U.S. export controls. Your Form 10-K does not include any information regarding operations in Syria. Please describe your operations in, and any other contacts with, Syria, and discuss their materiality in light of Syria’s status as a state sponsor of terrorism. Please also discuss whether such operations or contacts constitute a material investment risk to your security holders. Your response should discuss

Michael L. Eskew
United Parcel Service, Inc.
June 30, 2006

your past, current, and anticipated operations in Syria, whether through contractors or other direct or indirect arrangements. Describe the services you offer in Syria, and any agreements or contacts with the Syrian government or entities affiliated with the Syrian government.

2.	Your materiality analysis should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Syria.
* * * * *
     Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
     In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Michael L. Eskew
United Parcel Service, Inc.
June 30, 2006

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.
     Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at
(202) 551-3470.
Sincerely.
/s/ Cecilia D. Blye
Cecilia D. Blye
Office of Global Security Risk

cc:	Max Webb Assistant Director Division of Corporation Finance